APPENDIX B:
HISTORICAL FINANCIAL STATEMENTS
(UNAUDITED)

Tipsy Cupcakes RVA
Balance Sheet - unaudited
For the period ended December 31st 2018

	Jan 2017-Dec 2017	Jan 2018-Dec 2018
	Jan 2017-Dec 2017	Jan 2018-Dec 2018
ASSETS		
Current Assets:		
Cash	$ 1,000.00	$ 3,000.00
Petty Cash	-	-
Accounts Receivables	-	-
Inventory		1,779.00
Prepaid Expenses	-	-
Employee Advances	-	-
Temporary Investments	-	-
Total Current Assets	1,000.00	4,779.00
Fixed Assets:		
Land	-	-
Buildings	-	-
Furniture and Equipment		1,726.00
Computer Equipment		500.00
Vehicles	-	-
Less: Accumulated Depreciation	-	-
Total Fixed Assets	-	2,226.00
Other Assets:		
Trademarks	-	-
Patents	-	-
Security Deposits		200.00
Other Assets	-	-
Total Other Assets	-	200.00
TOTAL ASSETS	**$ 1,000.00**	**$ 7,205.00**
LIABILITIES		
Current Liabilities:		
Accounts Payable	$ -	$ -
Business Credit Cards	-	-
Sales Tax Payable	-	-
Payroll Liabilities	-	-
Other Liabilities	-	4,800.00

Current Portion of Long-Term Debt		-		-
Total Current Liabilities		-		4,800.00
Long-Term Liabilities:				
Notes Payable		-	-	-
Mortgage Payable		-		-
Less: Current portion of Long-term debt		-		-
Total Long-Term Liabilities		-		-
EQUITY				
Shareholders' Equity		800.00		1,705.00
Opening Retained Earnings		-		200.00
Dividends Paid/Owner's Draw		-		-
Net Income (Loss)		200.00		500.00
Total Equity		1,000.00		2,405.00
TOTAL LIABILITIES & EQUITY	$	**1,000.00**	$	**7,205.00**
Balance Sheet Check		-		-

Tipsy Cupcakes RVA
Income Statement - unaudited
For the period ended December 31st 2018

	Current Period	Prior Period
	Jan 2017-Dec 2017	Jan 2018-Dec 2018
REVENUES		
Sales	$ 3,800.00	$ 9,700.00
Other Revenue	-	-
TOTAL REVENUES	**3,800.00**	**9,700.00**
COST OF GOODS SOLD		
Cost of Sales	350.00	1,500.00
Supplies	950.00	1,800.00
Other Direct Costs	-	-
TOTAL COST OF GOODS SOLD	1,300.00	3,300.00
GROSS PROFIT (LOSS)	2,500.00	6,400.00
OPERATING EXPENSES		
Advertising and Promotion	500.00	750.00
Bank Service Charges	-	-
Business Licenses and Permits	-	-
Computer and Internet	-	500.00
Depreciation	-	-
Dues and Subscriptions	-	480.00
Insurance	-	-
Meals and Entertainment	-	-
Miscellaneous Expense	-	-
Office Supplies	300.00	750.00
Payroll Processing	-	-
Professional Services - Legal, Accounting	-	-
Occupancy	1,500.00	2,800.00
Rental Payments	-	-
Salaries	-	-
Payroll Taxes and Benefits	-	-
Travel	-	-
Utilities	-	-
Website Development	-	250.00
TOTAL OPERATING EXPENSES	2,300.00	5,530.00

OPERATING PROFIT (LOSS)	200.00	500.00
INTEREST (INCOME), EXPENSE & TAXES		
Interest (Income)	-	-
Interest Expense	-	-
Income Tax Expense	-	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-	-
NET INCOME (LOSS)	$ 200.00	$ 500.00

Tipsy Cupcakes RVA
Statement of Cash Flow - unaudited
For the period ended December 31st 2018

	Current Period	Prior Period
	Jan 2017-Dec 2017	Jan 2018-Dec 2018
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	200	500
Adjustments to Reconcile Net Income		
to Net Cash Flows From Operating Activities:		
Depreciation	-	-
Decrease (Increase) in Operating Assets:		
Trade Accounts Receivable	-	-
Inventory	-	-
Prepaid Income Taxes	-	-
Increase (Decrease) in Operating Liabilities:		
Accounts Payable	-	-
Credit Cards Payable	-	-
Total Adjustments	-	-
Net Cash Flows From Operating Activities	200	500
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property and Equipment	-	-
Net Cash Flows From Investing Activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repayment of Debt	-	-
Member's Withdrawals	-	-
Net Cash Flows From Financing Activities	-	-
NET INCREASE (DECREASE) IN CASH	200	500
CASH - BEGINNING	-	-
CASH - ENDING	200	500

Tipsy Cupcakes RVA
Statement of Changes in Members Equity- unaudited
For the period ended December 31st 2018

	Current Period	Prior Period
	Jan 2017-Dec 2017	Jan 2018-Dec 2018
MEMBER'S EQUITY - BEGINNING	-	-
Issuance of LLC Interests	-	-
Net Income	200.00	500.00
MEMBER'S EQUITY - ENDING	200.00	500.00

I, Charmesha Cousins, certify that:

(1) The financial statements of Tipsy Cupcakes RVA LLC included in this Form are true and complete in all material respects; and

(2) The tax return information of Tipsy Cupcakes RVA LLC have not been included in this Form as Tipsy Cupcakes RVA LLC was formed on 6/24/2016 and has not filed a tax return to date.

Signature: DocuSigned by: [signature] FC0001DB8FE6414...

Name: Charmesha Cousins

Title: Co-owner